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WILLKIE FARR & GALLAGHER LLP	787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 2, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attn:    Division of Corporation Finance,
             Office of Emerging Growth Companies

Re:
Oracle Healthcare Acquisition Corp.
 Registration Statement on Form S-1 (File No. 333-128748)

Dear Ladies and Gentlemen:

At the request of Oracle Healthcare Acquisition Corp. (the "Company"), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the "Commission") in the comment letter dated November 16, 2005 from John Reynolds of the Commission to Joel D. Liffmann, President and Chief Operating Officer of the Company, relating to the registration statement on Form S-1 of the Company initially filed with the Commission on September 30, 2005 (the "Registration Statement"). The Registration Statement relates to the initial public offering of (i) 12,500,000 units (the "Units"), with each Unit consisting of one share of the Company's common stock, par value $.0001 per share (the "Common Stock"), and one warrant (the "Warrant"), each Warrant entitling the holder thereof to purchase one share of Common Stock, to be sold to the public through CRT Capital Group LLC, as the underwriter (the "Underwriter"); (ii) 1,875,000 additional Units (the "Over-Allotment Units"), which the Underwriter will have a right to purchase from the Company solely to cover over-allotments, if any (over and above the 12,500,000 Units referred to above); (iii) 833,334 warrants to two of the Company's founding directors, their affiliates and/or their designees (the "Founding Director Warrants") at a price of $1.20 per Founding Director Warrant; (iv) all shares of Common Stock and all Warrants issued as part of the Units and Over-Allotment Units; (v) all shares of Common Stock issuable upon exercise of the Warrants included in the Units and Over-Allotment Units; and (vi) all shares of Common Stock issuable upon exercise of the Founding Director Warrants.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement. This Amendment No. 1 reflects changes in response to the Staff's comments as well as certain other additional changes, including:

  i.
  Messrs. Johnson and Lofberg have been elected to serve on the Company's board of directors.

  ii.
  Two of the Company's founding directors, their affiliates and/or their designees will purchase from the Company an aggregate of 833,334 Founding Director Warrants on the closing date of the offering, at a price of $1.20 per Founding Director Warrant. The Founding Director Warrants will be purchased separately and not in combination with Common Stock and Warrants in the form of the Units. The Founding Director Warrants will not be transferable or salable by the founding directors prior to the consummation of the Company's initial business combination, except in certain limited circumstances, such as by will in the event of their death, with the transferees receiving such Founding Director Warrants subject to the same restrictions imposed upon the founding directors. The Founding Director Warrants will otherwise have terms identical to those of the Warrants sold in the offering. The approximately $1,000,000 in proceeds from the issuance and sale of the Founding Director Warrants will be held outside of the trust account to be used for working capital and general corporate purposes. The $2,000,000 in proceeds from the offering of the Company's Units that was previously allocated for these purposes will be held in the trust account.

  iii.
  The warrant repurchase arrangement has been eliminated from the offering and the Registration Statement has been revised accordingly.

The Company previously remitted $23,687 by wire transfer to the Commission's lockbox depository in payment of the required registration fee. Additionally, the Company has remitted by wire transfer to the Commission's lockbox depository an additional $642 in payment of the required registration fee for the Founding Director Warrants.

The numbered paragraphs below correspond to the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

General

1.
Comment: Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

  Response: Prior to the effectiveness of the Company's Registration Statement, the Company will inform the Commission as to whether or not the amount of compensation allowable or payable to the Underwriter has received clearance by the NASD.

2.
Comment: Tell us the factors you considered in determining to value this offering at $100,000,000. What factors did you consider when determining that you might need $92,500,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Have you evaluated prospective acquisition candidates, identified, or had any contact, direct or indirect, with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether or not a specific acquisition candidate has been identified, but are looking more to the type, nature and results to date of any and all diligence, evaluations, research, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established on September I, 2005 and encompasses any and all evaluations, research, and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Oracle Healthcare Acquisition Corporation. Given management's high-level experience in the healthcare industry, the precise nature of these individuals' knowledge about the company's ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

  Response: Although the Company has not identified a specific target for a potential business combination, the Company believes that there should be many acquisition opportunities with a value in the range of $75 million to $150 million based on the experience of the management of the Company in the healthcare industry. Depending upon the availability of other financing on satisfactory terms, the Company should be able to take advantage of acquisition opportunities in this range by means of a $101 million offering ($116 million assuming the overallotment option is exercised in full). This is the basis for selecting an offering of this size. The Company decided not to seek to raise a larger amount because of the competition for transactions of a larger size.

  The Company determined the price of $8.00 per unit based on existing market precedent for similar blank check offerings. Currently two types of blank check offerings exist: $6.00 units comprised of one share of common stock and two warrants, and $8.00 units comprised of one share of common stock and one warrant.

  As of the date of this letter and until the Registration Statement becomes effective, the Company has not and will not identify or have any direct or indirect contact with a potential acquisition candidate. Further, the Company has not been provided with the identity of any potential acquisition candidate, nor has the Company considered a potential acquisition candidate. Moreover, neither Oracle Investment Management, Inc. ("OIM"), an investment adviser to several hedge funds and private equity funds affiliated with Mr. Feinberg, nor any other affiliate, agent or other representative of OIM or the Company has conducted due diligence, made evaluations, had any negotiations or discussions (informal or otherwise) or undertaken similar activities with respect to a business combination involving the Company.

3.
Comment: In several locations in the prospectus, disclosure indicates that you may acquire one or more businesses affiliated with your existing stockholders. Please identify these affiliated entities. Also, disclose whether or not these entities are aware of the fact that the individuals identified on pages 46-47 manage and/or serve as directors of this blank check company, the company seeks to go public on a 1933 Act registration statement on Form S-1, and it seeks to possibly acquire one or more of the affiliated entities. In this regard, detail the number of companies that these individuals believe may be for sale and how he or they ascertained this information. We may have further comment.

  Response: The Company supplementally advises the Staff that the existing stockholders, officers and directors are affiliated with the following businesses: (1) Health Hero Network, Inc.; (2) Unicorn Financial Services, Inc.; (3) Pharmaca Integrative Pharmacy, Inc.; (4) Vion Pharmaceuticals, Inc.; (5) Amazys Holding AG; (6) Aureon Laboratories, Inc.; (7) Focus Diagnostics, Inc.; (8) MDdatacor, Inc.; (9) Ventive Health, Inc.; (10) PHT, Inc.; (11) ImpactRx, Inc.; (12) Cytel Software, Inc.; (13) Acura Pharmaceuticals, Inc.; (14) Access Pharmaceuticals, Inc.; (15) Langer, Inc.; and (16) Mediware Information Systems, Inc. These affiliations have been determined based on four criteria. First, certain of the Company's existing stockholders, officers and directors hold directorships at certain of these entities. Second, OIM is the investment adviser to several hedge funds and private equity funds that hold investments in certain of these affiliated businesses. Third, Mr. Feinberg, OIM's sole stockholder, is affiliated with several of these affiliated businesses through his ownership and control of OIM and the hedge funds and private equity funds that OIM advises. Fourth, several of the Company's officers and directors hold direct equity interests in certain of these entities of greater than ten percent (10%).

  The following chart sets forth the name of each affiliated business, the person(s) or entity that is affiliated with each business and the basis for each affiliation.

Company	Affiliated Person(s) or Entity	Basis for Affiliation
Health Hero Network, Inc.	Joel D. Liffmann Larry N. Feinberg OIM	Director Controls OIM Controls private equity fund that holds minority investment
Unicorn Financial Services, Inc.	Larry N. Feinberg Joel D. Liffmann OIM	Director Director Controls private equity fund that holds minority investment
Pharmaca Integrative Pharmacy, Inc.	Larry N. Feinberg Joel D. Liffmann	Director, holds minority investment Director
Acura Pharmaceuticals, Inc.	Larry N. Feinberg OIM	Controls OIM Controls private equity fund that holds greater than 10% of voting power
Access Pharmaceuticals, Inc.	Larry N. Feinberg OIM	Controls OIM Controls hedge funds that hold greater than 10% of voting power
Langer, Inc.	Larry N. Feinberg OIM	Controls OIM Controls hedge funds that hold greater than 10% of voting power
Mediware Information Systems, Inc.	Larry N. Feinberg OIM	Controls OIM Controls hedge funds that hold greater than 10% of voting power
Vion Pharmaceuticals, Inc.	George W. Bickerstaff, III	Director
Amazys Holding AG	George W. Bickerstaff, III	Director
Aureon Laboratories, Inc.	Kevin C. Johnson	Director
Focus Diagnostics, Inc.	Kevin C. Johnson	Director
MDdatacor, Inc.	Kevin C. Johnson	Director
Ventive Health, Inc.	Per G. H. Lofberg	Director
PHT, Inc.	Per G. H. Lofberg	Director
ImpactRx, Inc.	Per G. H. Lofberg	Director
Cytel Software, Inc.	Per G. H. Lofberg	Director

  The Company has no present intention to engage, and is not currently seeking to engage, in a business combination with an affiliated business, although the Company may do so should the opportunity present itself. As of the date of this letter, the Company has not (nor have any of the Company's agents or affiliates acting on the Company's behalf) approached, or been approached by, any affiliated businesses (or a representative of any affiliated businesses) with respect to a possible business combination with the Company. Additionally, neither the Company (nor any of the Company's agents or affiliates acting on the Company's behalf) nor any of the existing stockholders, officers and directors (nor any agents or affiliates acting on any existing stockholders, officers and directors' behalf) is aware of the fact that any of these affiliated entities is for sale. Likewise, while none of the existing stockholders, officers or directors (nor any agents or affiliates acting on any existing stockholders, officers and directors' behalf) have informed any of these affiliated businesses of their involvement with the Company, the existence of the publicly filed Registration Statement may have brought this to their attention. In light of these factors, the Company does not believe that additional disclosure is required.

4.
Comment: Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use, as appropriate. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders could lose on their investment in the units.

  Response: The Company has added disclosure on pages 5, 11 and 29 in response to the Staff's comment. Down payment and lockup expenses, as expenses attendant to the negotiation of a business combination, are covered in the first line item under the caption "Use of proceeds not held in the trust account." The Company does not believe that these expenses are sufficiently likely to occur to warrant separate line item disclosure.

5.
Comment: With respect to the conversion rights, add disclosure addressing the fact that there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $7.40 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00).

  Response: The Company has revised the disclosure to state that there may be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is likely to be less than the purchase price paid for the Unit in the offering. Please see page 41.

6.
Comment: The Division of Market Regulation has advised us that the warrant repurchase arrangement constitutes a bid or inducement during the restricted period and is therefore in violation of Regulation M. Please direct all inquiries regarding this matter to the Division of Market Regulation's Trading Practices Group at 202-551-5720.

  Response: The warrant repurchase arrangement has been eliminated from the offering and the Registration Statement has been revised accordingly.

7.
Comment: Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

  Response: Prior to the effectiveness of the Company's Registration Statement, the Company will provide an update with respect to those states in which the offering will be conducted.

8.
Comment: Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

  Response: Prior to the effectiveness of the Company's Registration Statement, the Company will confirm supplementally that the Company has resolved any outstanding state regulatory agency comments and has received clearance from all states where the Company has applied to have the Units registered for sale.

9.
Comment: We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants and the warrants included in the Representative's Units." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable "pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions."

  Response: The Company has revised the disclosure on the cover page to the Registration Statement to address the Staff's comment. In this regard, the Company previously remitted $23,687 by wire transfer to the Commission's lockbox depository in payment of the required registration fee, which fact is stated in a footnote to the "Calculation of Registration Fee" table. Additionally, the Company has sent by wire transfer to the Commission's lockbox depository an additional $642 in payment of the required registration fee for the Founding Director Warrants, which fact is also stated in a footnote to the "Calculation of Registration Fee" table.

Cover Page

10.
Comment: Please revise the second paragraph to indicate the offering price per unit.

  Response: The Company has revised the second paragraph to the cover page to disclose the public offering price per Unit.

11.
Comment: Limit your disclosure to only that information required by Item 501 of Regulation S-K. We specifically refer you to disclosure referencing the units, common stock and warrants symbols on the OTC Bulletin Board. Please also note that the prospectus cover page should be limited to one page. See Item 501(a) of Regulation S-K.

  Response: While the disclosure regarding the Units, Common Stock and Warrants symbols on the OTC Bulletin Board is not technically required pursuant to Item 501 of Regulation S-K, the Company believes that this information is important to an investor. Until recently, almost all similar blank check offerings were quoted on the OTC Bulletin Board and the cover page included their respective units, common stock and warrants symbols. Of late, certain similar blank check offerings have listed their respective units, common stock and warrants on the American Stock Exchange. The Company believes that the absence of a reference to the trading symbols on the OTC Bulletin Board may create confusion as to whether the Company's Units, Common Stock and Warrants are listed on the American Stock Exchange or another a national securities exchange. Therefore, the Company respectfully believes that this information is beneficial disclosure and should be included in the cover page to the prospectus.

  The Company notes the Staff's comment regarding the length of the cover page; the cover page to the prospectus filed with the Registration Statement will be limited to one page to comply with Item 501(a) of Regulation S-K.

Table of Contents

12.
Comment: Please move the paragraph immediately following the table of contents to an appropriate section following the risk factors section.

  Response: The Company has moved the paragraph immediately following the table of contents to the bottom of page 27 of the Registration Statement.

Prospectus Summary

13.
Comment: Please specifically disclose the factual basis for, the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, you are advised that the company must provide a consent for its use or adopt the information as the company's own. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the fourth paragraph as well as disclosure contained on page 34.

  Response: The Company has revised the disclosure, which is now located on page 36, to disclose the factual basis for the Company's beliefs. Attached hereto as Exhibit A, please find a chart identifying the source of each statistic contained on page 36. The Company will supplementally provide the Staff with copies of all sources utilized for our disclosure statistics under separate cover.

14.
Comment: Briefly define "net asset" in your sixth paragraph in this section.

  Response: The Company has revised the disclosure in the second paragraph of the Prospectus Summary to include the definition of "net assets."

15.
Comment: Add disclosure to the summary addressing the fact that Messrs. Feinberg and Liffmann have individually agreed with CRT Capital Group that, after the offering is completed and within 40 trading days after separate trading of the warrants has commenced, they and certain of their affiliates or designees collectively will place bids for and, if their bids are accepted, purchase up to 750,000 warrants in the public marketplace, at prices not to exceed $1.20 per warrant. Disclose the method by which the company determined that existing stockholders would purchase the amount noted in the open market. Clarify if this agreement to purchase warrants is limited to the value disclosed. If there is no limitation to the number of warrants the existing stockholders may purchase, then so disclose.

  Response: The warrant repurchase arrangement has been eliminated from the offering and the Registration Statement has been revised accordingly. As discussed above, two of the Company's founding directors, their affiliates and/or their designees will purchase from the Company an aggregate of 833,334 Founding Director Warrants on the closing date of the offering, at a price of $1.20 per Founding Director Warrant. The Founding Director Warrants will be purchased separately and not in combination with Common Stock and Warrants in the form of the Units. The Founding Director Warrants will not be transferable or salable by the founding directors prior to the consummation of our initial business combination, except in certain limited circumstances, such as by will in the event of their death, with the transferees receiving such Founding Director Warrants subject to the same restrictions imposed upon the founding directors. The Founding Director Warrants will otherwise have terms identical to those of the Warrants sold in the offering. The approximately $1,000,000 in proceeds from the issuance and sale of the Founding Director Warrants will be held outside of the trust account to be used for working capital purposes. The purchase of these Founding Director Warrants will amount to an investment of approximately $1,000,000, which demonstrates the founding directors' confidence in the Company's business plan because the Warrants expire with no value if the Company is unable to consummate a business combination. None of the founding directors or their affiliates are precluded from acquiring Warrants or Common Stock in the aftermarket if they so choose. Please note that the Underwriter has advised us that the size of this commitment is comparable to other similar offerings of blank check companies and is sufficient to demonstrate existing management's confidence in its business plan to potential investors.

16.
Comment: Please revise to address whether the company or its agents or affiliates have been approached by any acquisition candidates, or their representatives, with respect to any possible acquisition transaction.

  Response: The Company does not believe that additional disclosure is required, as the second sentence of the sixth paragraph in the Prospectus Summary already states: "We have not (nor have any of our agents or affiliates acting on our behalf) been approached by any candidates (or a representative of any candidates) with respect to a possible acquisition transaction with us."

Redemption

17.
Comment: Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by CRT Capital Group, LLC as a result of the exercise of the Underwriters' option. If such warrants are not included, discuss the reasons why such warrants are not included.

  Response: Unlike in certain other blank check offerings, the Underwriter will not have the option to purchase Warrants as part of its compensation. The only option that the Underwriter will receive is an option to purchase up to 1,875,000 additional Units solely to cover over-allotments, if any. Therefore, the Company does not believe that additional disclosure is required.

18.
Comment: Disclose how the $11.50 redemption price was determined, including the factors considered.

  Response: The Company believes that the existing disclosure in the prospectus satisfies this inquiry. Please see the disclosure on pages 4 and 59.

19.
Comment: Tell us whether or not there is a weekly trading volume condition imposed on the company's ability to redeem the outstanding warrants.

  Response: There is no weekly trading volume imposed on the Company's ability to redeem the outstanding Warrants.

Limited Payments to Insiders

20.
Comment: Revise to indicate that there is no limit on the amount of out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the board of directors which includes the persons who will seek reimbursement.

  Response: The Company has revised the disclosure on page 6 of the Registration Statement to reflect that there will be no limit on the amount of out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the board of directors, which includes the persons who will seek reimbursement.

Risk Factors

21.
Comment: We note your cross-reference to the section "Proposed Business Comparison to Offerings of Blank Check Companies" in your sixth risk factor. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.

  Response: The Company has complied with the Staff's request and deleted the cross-references in the Registration Statement, other than the cross-reference to the risk factors on the cover page.

22.
Comment: Revise risk factor four to update the information to the latest practicable date. Also revise to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

  Response: Prior to the printing of the preliminary prospectus that will be used to market the Company's initial public offering, the Company will update risk factor four to include information as of the latest practicable date, as well as the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

Use of Proceeds

23.
Comment: Please add a line in the use of proceeds table indicating the total of the noted offering expenses.

  Response: The Company has revised the use of proceeds table on page 28 to include a line item indicating the total offering expenses.

24.
Comment: Disclosure on page 27 indicates that you have granted CRT Capital Group a right of first refusal for all investment banking services through the later of (i) one year from the closing of the initial business combination, if any, or (ii) two years from the closing of this offering. Explain how the terms of this arrangement were determined.

  Response: The Company and Underwriter agreed upon this arrangement through a series of arm's length negotiations and after reviewing the structure of similar blank check offerings.

25.
Comment: The disclosure relating to the underwriting discount is confusing because it is not clear from the line item whether or not the amount(s) disclosed take into consideration the underwriters' deferment of fees equal to 2% of the gross proceeds of the offering. Revise or advise.

  Response: The Company has revised the disclosure on the cover page and page 28 to clarify that the underwriting discount does not include the Underwriter's deferment of fees equal to 2% of the gross proceeds of the offering, which will be paid to the Underwriter upon the consummation of a business combination.

Capitalization

26.
Comment: Please revise your table to include notes payable to stockholders ($200,000).

  Response: The Company has revised the Capitalization table to include a footnote disclosing that the notes payable to stockholders are comprised of two promissory notes issued in equal amounts to Messrs. Feinberg and Liffmann, which are due at the earlier of September 22, 2006 or the closing of this offering.

Proposed Businesses

27.
Comment: To the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons underlying such preferences.

  Response: We supplementally advise you that the Company has not prioritized the industry segments in which it proposes to consummate a business combination.

28.
Comment: Disclose, here and elsewhere as appropriate, whether you have identified specific desired attributes for potential acquisition candidates or developed any specific methodology for the selection of acquisition candidates. For example, what are the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate? Will the company utilize

  EBITDA or some other financial measure? Please discuss the rationale behind the utilization of specific criteria.

  Response: In evaluating a prospective target business, our management team will likely consider the following factors:

    •
    financial condition and results of operations;
    •
    growth potential;
    •
    experience and skill of the target's management and availability of additional personnel;
    •
    earnings before interest, taxes, depreciation and amortization charges;
    •
    consistent operating margins;
    •
    nature of the customers and contracts;
    •
    stability and continuity in customer relationships;
    •
    backlog of orders for services;
    •
    capital requirements;
    •
    competitive position;
    •
    barriers to entry in the relevant healthcare industry sector;
    •
    degree of current or potential market acceptance of the services, processes or products;
    •
    proprietary features and degree of intellectual property or other protection of the services, processes or products;
    •
    regulatory environment of the relevant industry sector;
    •
    potential growth in government spending in the segment in which the target company operates;
    •
    stage of development of services, processes or products; and
    •
    costs associated with effecting the business combination.

  These criteria, as well as other factors the Company will consider, are disclosed in the Proposed Business section on pages 36, 37, 38 and 39. The Company selected these criteria in an effort to assess a target business' value, market position and growth potential.

29.
Comment: In light of the company's requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company's net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

  Response: In part due to the issues cited in the Staff's comment, the Company's Registration Statement does not disclose, nor does the Company contemplate that it will effectuate, a business combination with more than one target business. The Registration Statement defines a "business combination" to mean "an acquisition of, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business."

Limited Ability to Evaluate the Target Business' Management

30.
Comment: Disclosure indicates that if you "acquire a target business in an all-cash transaction, it would be more likely that current members of management would remain with the combined company...." Explain why this is so.

  Response: The Company has not included this language in the Registration Statement. Therefore, the Company believes that this comment is inapplicable.

Liquidation if No Business Combination

31.
Comment: Disclosure indicates that you "anticipate" that your "instruction to the trustee would be given promptly after the expiration of the applicable 18-month or 24-month period." Explain why you

  "anticipate" that the instruction would be given promptly and why you have not disclosed that the instruction will be given promptly. We may have further comment.

  Response: The Company has revised the disclosure on page 43 to reflect that the Company will promptly instruct the trustee to commence liquidating the investments constituting the trust account after the expiration of the applicable 18-month or 24-month period.

Legal Proceedings

32.
Comment: Please add the disclosure required by Item 103 of Regulation S-K.

  Response: The Company has added the requested disclosure on page 44.

Management

33.
Comment: Please provide us with a historical chronology that led to the development and formation of Oracle Healthcare Acquisition Corp. Your chronology should include a discussion of the background that led to the involvement of the directors and executive officers in the company and the motivations behind the commencement of this public offering of the company's securities. We may have further comment.

  Response: The following is a historical chronology the formation of the Company:

    June 2005: In June 2005, Messrs. Feinberg and Liffmann, who have worked together in the field of private equity investing since 1996, decided to consider additional private equity investment opportunities. After reviewing a number of sources of funding, including both private and public sources, Messrs. Feinberg and Liffmann determined that investing through a publicly traded vehicle presented them with the greatest flexibility. With this in mind, and through their research, Messrs. Feinberg and Liffmann became aware of public offerings of blank check companies, which had become increasingly popular through the early part of 2005.

    July 2005: In July 2005, after researching underwriters who have participated in blank check offerings similar to the Company's, Messrs. Feinberg and Liffmann contacted the Underwriter and became acquainted with Mr. Bickerstaff. Messrs. Feinberg and Liffmann commenced preliminary discussions with the Underwriter and Mr. Bickerstaff regarding the Underwriter's involvement in the distribution of the Units. After learning of Mr. Bickerstaff's prior involvement in the healthcare industry, Messrs. Feinberg and Liffmann asked Mr. Bickerstaff if he would consider joining the Company's board of directors. Mr. Bickerstaff agreed to consider serving as a member of the Company's board of directors. Around this time, Messrs. Feinberg and Liffmann also contacted Mr. Radzik, a former business acquaintance of Messrs. Feinberg and Liffmann, to discuss his potential involvement in the Company. It was at this time that Messrs. Feinberg and Liffmann asked Mr. Radzik to serve as the Company's Chief Financial Officer and Secretary. Mr. Radzik agreed to consider serving as the Company's Chief Financial Officer and Secretary.

    August 2005: In August 2005, Messrs. Feinberg and Liffmann commenced discussions with Messrs. Johnson and Lofberg, two former business acquaintances, regarding their potential involvement with the Company. Messrs. Johnson and Lofberg each agreed to consider serving on the Company's board of directors. In August 2005, Messrs. Feinberg and Liffmann commenced substantive discussion with the Underwriter regarding the Underwriter's involvement in a firmly committed offering of the Company's Units. Around the same time, Messrs. Feinberg and Liffmann commenced discussion with Willkie Farr & Gallagher LLP regarding their involvement as counsel to the Company and on August 31, 2005, Willkie Farr & Gallagher LLP was engaged to serve as counsel to the Company.

    September 2005: On September 1, 2005, the Company was incorporated in the State of Delaware. On September 7, 2005, the Company engaged the Underwriter to underwrite a firmly committed offering of the Company's Units. In September 2005, Mr. Liffmann was elected to serve as a member of the Company's board of directors, as well as the Company's President and Chief Operating Officer. In September 2005, Mr. Radzik agreed to serve as the Company's Chief Financial Officer and Secretary and was appointed to these positions in the middle of September. In September 2005, Mr. Bickerstaff agreed, and was elected, to serve as a member of the Company's board of directors. In September 2005, Messrs. Lofberg and Johnson also agreed to serve as members of the Company's board of directors. Messrs. Lofberg and Johnson were not elected to the Company' board of directors at this time. The Company filed its Registration Statement on September 30, 2005.

    November 2005: In November 2005, Messrs. Lofberg and Johnson were elected to serve as members of the Company's board of directors.

Conflicts of Interest

34.
Comment: Expand your disclosure to more fully describe the mechanisms management has in place to minimize the potential conflicts of interest.

  Response: The Company believes that it has adequately disclosed the mechanisms that management has in place to minimize the potential conflicts of interest. Please see pages 15, 40 and 54.

35.
Comment: Please elaborate on the pre-existing fiduciary duties or contractual obligations that Messrs. Feinberg and Liffmann have as a result of their affiliation with Oracle Investment Management, Inc. and its affiliates. We may have further comment.

  Response: The Company has elaborated on the pre-existing fiduciary or contractual obligations that Messrs. Feinberg and Liffmann have as a result of their affiliation with OIM and its affiliates on page 54 of the Registration Statement.

Underwriting

36.
Comment: Tell us whether CRT Capital Group LLC or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

  Response: The Company has been advised by the Underwriter that it intends to distribute copies of the prospectus in electronic format via email. The prospectus will be distributed in Adobe PDF format by email with a cover email message. In connection with any such electronic distribution of the prospectus, all email communications will comply with Rule 134 under the Securities Act of 1933, as amended, and all procedures to be followed with respect to any electronic distribution of the prospectus will be consistent with those previously described to and cleared by the Office of General Counsel. The form of any email communications to be used for electronic distribution of the prospectus will be provided to the Staff supplementally. No other communications will be used and no other electronic offer, sale or distribution is currently contemplated.

37.
Comment: Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

  Response: The Company has been advised by the Underwriter that (i) neither the Company nor the Underwriter has any arrangement with a third party to host or access the Company's preliminary prospectus on the Internet and (ii) no information concerning the Company or the prospectus has appeared on any underwriter's web site. If the Company or the Underwriter advises the Company that it has or will enter into any such arrangement after the date of this response letter, we will promptly supplement our response.

38.
Comment: If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

  Response: Neither the Company nor the Underwriter have any intention to engage in a directed share program in connection with the offering described in the Registration Statement.

Financial Statements

Note E—Commitments, F-9

39.
Comment: Please revise your disclosure to include a discussion of the commitment by your current stockholders to purchase 750,000 warrants after the offering is complete and within forty days, as disclosed on page 54.

  Response: The warrant repurchase arrangement has been eliminated from the offering and the Registration Statement has been revised accordingly.

Other

40.
Comment: Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

  Response: A currently dated consent of the independent accounts has been included as an exhibit to the Registration Statement.

************

On behalf of the Company, we have arranged for delivery to the attention of each of Jay Ingram, Blaise Rhodes and John Reynolds of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 1, and the supplemental information listed above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at (212) 728-8718 or William H. Gump at (212) 728-8285.

Very truly yours,

/s/ Jonathan H. Gatsik

Jonathan H. Gatsik

cc:
Jay Ingram
Joel D. Liffmann
William H. Gump, Esq.
Floyd I. Wittlin, Esq.

Exhibit A

Statistical Statement	Source
The healthcare industry is one of the largest segments of the United States economy, with total U.S. healthcare expenditures in 2003 of $1.7 trillion, or $5,700 per person, which accounted for more than 15% of U.S. gross domestic product, or GDP.	Centers for Medicare and Medicaid Services, available at http://www.cms.hhs.gov/statistics/nhe/projections-2004/proj2004.pdf

According to the Centers for Medicare and Medicaid Services, or CMS, U.S. healthcare expenditures have increased from $246 billion in 1980 to a forecasted $1.9 trillion in 2005, representing a compound annual growth rate, or CAGR, of 9%.
Centers for Medicare and Medicaid Services, available at http://www.cms.hhs.gov/charts/healthcaresystem/chapter1.ppt

Centers for Medicare and Medicaid Services, available at http://www.cms.hhs.gov/statistics/nhe/projections-2004/proj2004.pdf
By 2014, U.S. healthcare expenditures are projected to reach $3.6 trillion, or almost 19% of projected GDP, representing a CAGR of more than 7% over the ten year period.	Centers for Medicare and Medicaid Services, available at http://www.cms.hhs.gov/statistics/nhe/projections-2004/proj2004.pdf
In 2003, approximately 64% of total U.S. healthcare expenditures were spent on the following categories: hospital care (31%), physician and clinical services (22%) and prescription drugs (11%).	Centers for Medicare and Medicaid Services, available at http://www.cms.hhs.gov/statistics/nhe/projections-2004/proj2004.pdf
In 2002, according to CMS, roughly 33% of all U.S. healthcare payments were made by Medicaid and Medicare combined.	Centers for Medicare and Medicaid Services, available at http://www.cms.hhs.gov/researchers/pubs/CMSstatistics/2004CMSstat
Private health insurance supports roughly 36% of total costs.	Centers for Medicare and Medicaid Services, available at http://www.cms.hhs.gov/researchers/pubs/CMSstatistics/2004CMSstat.pdf
According to the U.S. Census Bureau, approximately 45 million Americans were uninsured in 2003.	Centers for Medicare and Medicaid Services, available at http://www.census.gov/prod/2005pubs/p60-229.pdf
According to U.S. Census Bureau estimates, in 2005 the American population is approximately 297 million and growing.	United States Census Bureau, available at http://www.census.gov/main/www/popclock.html
According to the U.S. Census Bureau, approximately 12% of the U.S. population was over 65 in 2004 and was forecasted to account for roughly 20% of the population by 2030.	United States Census Bureau, available at http://www.census.gov/ipc/www/usinterimproj/natprojtab02a.pdf

QuickLinks

Exhibit A